JOURNAL OF RADIOLOGY, INC.

2230 Michigan Avenue

Santa Monica, California 90404

January 29, 2014

Via Edgar

Ernest Greene / Staff Accountant

United States

Securities and Exchange Commission

100 F. Street, N.W.

Mail Stop 4561

Washington, D.C. 20549-3561

RE:  Journal of Radiology, Inc.
         Item 4.01 Form 8-K Filed December 12, 2013
         File No. 0-53780

Mr. Greene:

This correspondence is in response to your letter dated December 16, 2013 in reference to our filing of the Form 8-K filed December 12, 2013 on the behalf of Journal of Radiology, Inc. File No. 0-53780. We are including a courtesy marked copy of the Company’s Amendment No. 1 to the Current Report on Form 8-K (the “Amended 8-K) indicating the changes made thereon from the Original 8-K filed with the Commission.

Comment 1

Please amend the Form 8-K to state, if true, that the former accountant’s reports, instead of report, on the financial statements for either of the past two years did not contain an adverse opinion or a disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope, or accounting principles. See Item 304(a)(1)(ii) of Regulation S-K.

ANSWER:

The Company respectfully informs the Staff that the Amended Form 8-K has been revised to include the requested information.

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Comment 2

To the extent that you make changes to the Form 8-K to comply with our comments, please obtain and file an updated Exhibit 16 letter from the former accountants stating whether the accountant agrees with the statements made in your revised Form 8-K.

ANSWER:

An updated Exhibit 16.1 from the former accountants stating whether they agree with the statements made is attached to the Amended Form 8-K.

Comment 3

When you engage a new accountant, please report the engagement in a new Form 8-K and comply with the requirements of Item 304(a)(2) of Regulation S-K. In making any disclosures about consultations with your new accountants, please ensure you disclose any consultations up through the date of engagement.

ANSWER:

The Company respectfully informs the Staff that the Amended Form 8-K has been revised to include the requested information.

Registrant wishes to acknowledge the following:

  The Company is responsible for the adequacy and accuracy of the disclosures in the filing.
  Staff comments, or changes to disclosures in response to staff comments in filings disclosed to the Staff, do not foreclose the Commission from taking any action with respect to the filing.
  The Company may not assert the Staff comments as a defense in any proceeding initiated by the Commission or by any person under the Federal Securities Laws.

Respectfully submitted,

/s/ Aaron Shrira

Aaron Shrira

Chief Executive Officer

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